UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  November 9, 2007

Commission File Number: 333-141113

BRITANNIA BULK PLC

Dexter House

2nd Floor

2 Royal Mint Court
London  EC3N 4QN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes   ☒                             No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes   ☐                             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Corporate Reorganisation

Britannia Bulk Plc (“Britannia Bulk”) has carried out a corporate reorganization, which we expect will complete in all material respects by November 14, 2007.  This corporate reorganisation involved the incorporation of Britannia Bulk Holdings plc (“Holdings”) (a public limited company incorporated in England & Wales) and the exchange by the shareholders of Britannia Bulk of their shares in Britannia Bulk for shares in Holdings.  The existing agreement between (among others) Britannia Bulk and North Western Neva Limited (“Neva”), which provided for a staged buy-back by Britannia Bulk of the shares in Britannia Bulk held by Neva, has been amended to accelerate the buy-back so that, immediately before the corporate reorganisation described above, Neva was no longer a shareholder in Britannia Bulk.

As a result of the reorganisation, the former shareholders of Britannia Bulk are now the shareholders of Holdings, and Britannia Bulk is a wholly-owned subsidiary of Holdings.

Holdings incorporated a new wholly-owned direct subsidiary, Britannia Bulk Finance Limited (“BBF”) (a private limited company incorporated in England & Wales).  On November 2, 2007, BBF entered into memoranda of agreement in respect of the acquisition of six new-built ice-class Panamax bulk carriers.  Pursuant to the terms of the memoranda of agreement, BBF will acquire the six 74,500 dwt Panamax bulk carrier vessels for approximately $59 million each.  BBF expects to take delivery of these vessels by March 31, 2009, June 30, 2009, September 30, 2009, December 31, 2009, March 31, 2010 and June 30, 2010, respectively.  The acquisitions are subject to the satisfaction of customary closing conditions and there can be no assurance that the acquisitions will be consummated.  Following delivery, BBF proposes to enter into arrangements on arm’s length terms with Britannia Bulk and its subsidiaries relating to the operation of these vessels.

In connection with the acquisition of these six vessels, BBF, as borrower, and Holdings, as guarantor, entered into a $74.5 million credit agreement dated November 6, 2007.  This financing is non-recourse to Britannia Bulk and its subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: November 9, 2007	Chief Financial Officer